02054742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49494

RECEIVED NOV 04 2002 SEC MAIL PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2000 AND ENDING 12/31/2000
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Fina Group, INC DBA: Finacorp Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 Mac Arthur Blvd Ste 315
(No. and Street)

Newport Beach CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed Prado 949-852-6561 X213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter Otto & Associates
(Name – *if individual, state last, first, middle name*)

1601 Dove Street Ste 200 Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of October 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTA L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Expires Dec 14, 2005

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

OTHER SEE ATTACHED.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reconciliation pursuant to Rule 17a-5(d)(4)

Description	Stated in Part IIA Qtrly 12/30/2000	Audited	Difference	Comments
Assets: Receivables (other)	$ -	$ 175,000.00	$ 175,000.00	Reclassify
Assets: Property, furniture etc.	$ 54,902.00	$ 46,690.00	$ (8,212.00)	Depreciation for 2000
Assets: Other	$ 7,044.00	$ 218,307.00	$ 211,263.00	Reclassify R&D Expenses
Liabilities: Accounts Payable	$ 31,320.35	$ 36,621.65	$ 5,301.30	Accrued State and Federal Taxes
Ownership Equity:Capital Stock	$ 498,558.25	$ 20,849.00	$ (477,709.25)	Reclassify to Additional paid-in capital
Ownership Equity:Additional paid-in Capital	$ 98,009.00	$ 464,933.00	$ 366,924.00	Reclassify from Capital Stock
Ownership Equity: Retained Earnings	$ (464,270.00)	$ 19,265.00	$ 483,535.00	As a result of receivable
Revenue: Other Revenue	$ -	$ 200,000.00	$ 200,000.00	Receivable related to technology
Expenses: Salaries and other	$ 61,091.00	$ 64,091.00	$ 3,000.00	
Expenses: Other Expenses	$ 195,804.00	$ 7,278.00	$ (188,526.00)	Reclassify R&D Expenses
Net Income	$ (195,079.00)	$ 190,447.00	$ 385,526.00	As a result of receivable
Monthly Income	$ 22,940.00	$ 222,940.00	$ 200,000.00	Receivable related to technology
Computation of Net Capital: Total ownership	$ 132,296.00	$ 505,047.00	$ 372,751.00	Reclassify from paid in capital
Computation of net Capital: Total nonallowable	$ 61,946.00	$ 439,997.00	$ 378,051.00	
Computation of net Capital: Net capital before haircuts	$ 70,350.00	$ 65,050.00	$ (5,300.00)	
Computation of net Capital: Min. net capital required	$ 2,088.00	$ 2,441.00	$ 353.00	
Computation of Net Capital: Excess Net Capital	$ 65,350.00	$ 60,050.00	$ (5,300.00)	
Computation of Net Capital: Excess in Net Capital at 1000%	$ 67,218.00	$ 61,387.00	$ (5,831.00)	
Statement of Changes In Ownership: Net income (loss)	$ (195,079.00)	$ 190,447.00	$ 385,526.00	
Statement of Changes In Ownership: Additions	$ 210,000.00	$ 197,223.00	$ (12,777.00)	
Statement of Changes In Ownership: Balance, end of period	$ 132,297.00	$ 505,046.00	$ 372,749.00	